UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: October 26, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of the presentation materials related to the Third Quarter 2010 Results of UBS AG, which appear immediately following this page.

Third quarter 2010 results October 26, 2010 Third quarter 2010 results

Cautionary statement regarding forward-looking statements This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. Additional information about those factors is set forth in documents furnished or filed by UBS with the US Securities and Exchange Commission, including UBS's financial report for third quarter 2010 and UBS's Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

3Q10 overview Net profit attributable to shareholders CHF 1.7 billion, diluted EPS CHF 0.43 Pre-tax profit CHF 0.8 billion Results include a CHF 0.8 billion net income tax benefit Year-to-date net profit attributable to shareholders CHF 5.9 billion The Investment Bank's results were impacted by reduced client flows in equities and FX as well as an own credit1 charge of CHF 0.4 billion Wealth Management revenues decreased on lower client activity and the strenghtening of the Swiss franc against major currencies Retail & Corporate and Global Asset Management produced relatively stable profits Tier 1 capital ratio 16.7% and core tier 1 capital ratio 14.2% Stable balance sheet and risk-weighted assets broadly stable We are confident that we can meet the Swiss Expert Commission's capital recommendations within the implementation timeframe Further improvement in net new money and stable invested asset base 1 Own credit on financial liabilities designated at fair value through profit or loss

Net profit attributable to shareholders 3Q10 vs. 2Q10 2Q10 Own credit1 Tax 3Q10 Personnel expenses Minority interests Credit loss expenses Operating income excl. own credit and credit losses Non- personnel expenses 1 Own credit on financial liabilities designated at fair value through profit or loss 319 1,664 2,005 (982) (1,623) 78 668 63 1,136 (CHF million) (341)

3Q10 - performance by business division 1 Treasury activities and other corporate items 2 Own credit on financial liabilities designated at fair value through profit or loss 2

Pre-tax profit from continuing operations - YTD WM&SB WMA Global AM CC1 IB Group 1 Treasury activities and other corporate items (CHF million)

Operating expenses 1 Adjustment items excluded from expenses as reported: 1Q10: personnel restructuring charges CHF 21 million 2Q10: personnel restructuring charges CHF 8 million credit, UK Bank Payroll Tax CHF 242 million, non-personnel restructuring charges CHF 127 million 3Q10: personnel restructuring charges CHF 1 million credit, non-personnel restructuring charges CHF 3 million credit 9M09: personnel restructuring charges CHF 502 million, non-personnel restructuring charges CHF 276 million, goodwill impairment charges CHF 1,123 million (CHF million) Reduction reflects lower personnel expenses on lower revenues 4% (10%) Quarterly operating expenses (adjusted)1 YTD operating expenses (adjusted)1 (0%) 1% (CHF million) On track to reach our full year fixed costs target of CHF 20 billion

WM&SB - revenues (19%) (6%) (0%) 3Q10 vs 2Q10 Revenues down 6%, mainly due to lower trading & brokerage income (CHF million)

(CHF million) Wealth Management Reduced client activity and strengthening of Swiss franc affected results Continued positive NNM from UHNW clients and Asia Pacific region Net inflows from Swiss Wealth Management were partly offset by net outflows from International Wealth Management Stable invested asset base as positive market movements offset negative currency effects (CHF billion) Net new money Cost increase mainly reflects real estate charges and higher marketing expenses

Wealth Management - gross margins1 (bps) 1 Operating income before credit loss (expense) or recovery (annualized) / average invested assets. Gross margin excludes valuation adjustments on a property fund of zero in 3Q10, CHF 17 million in 2Q10, CHF 28 million in 1Q10, CHF 88 million in 4Q09, CHF 31 million in 3Q09, CHF 13 million in 2Q09, CHF 23 million in 1Q09 and CHF 9 million in 4Q08 Mandates The proportion of assets invested in mandates remained stable Pricing Continued pricing discipline had a positive effect Brokerage Brokerage revenues decreased significantly on lower client activity Lending Slight increase in volumes during the quarter Interest 1bp Fees (5bp) Trading (2bp) (5bp) (1bp) Asset-based fees declined as billings for a particular month are generally based on asset levels at the end of the prior month. Asset levels decreased sharply towards the end of the second quarter due to negative market performance and the strengthening of the Swiss franc, thereby adversely impacting revenues in the third quarter. Recurring Non-recurring

Wealth Management - client advisors and invested assets

Retail & Corporate (CHF million) Relatively stable performance (CHF million) Operating expenses and C/I ratio Credit loss expenses Low interest rates continued to put pressure on deposit interest margin Decrease in fee and brokerage income Continued low levels of credit loss expenses Stable operating expenses

Exposure to Swiss residential mortgage market Carefully managed residential mortgage book (CHF billion) UBS's loans secured by residential property1 Over 90% of residential mortgages with loan to value (LTV) below 60% Maintained high underwriting standards LTV subject to regular assessment Owner-occupied real estate is assessed at least annually, multi-family homes at least every three years On 30.9.10, less than 0.3% of UBS's total Swiss mortgage portfolio was impaired and less than 0.5% was past due > 90 days but not impaired > 90% of loans with LTV < 60% 1 Excludes impaired exposures, exposures from international locations and from Swiss subsidiaries

Wealth Management Americas CHF 31 million pre-tax profit adjusted for CHF 78 million provision related to an arbitration matter Revenues down 10%, primarily due to FX movements Operating expenses down 7% excluding 3Q10 provision related to an arbitration matter and restructuring charges1 Financial advisors up 23 at 6,783 CHF 0.3 billion net new money inflows 'Same store'2 NNM positive for third quarter in a row 1 Provision related to an arbitration matter of CHF 78 million in 3Q10, restructuring charges of CHF 146 million in 2Q10 and restructuring charges of CHF 1 million in 3Q09 2 Financial advisors with UBS for more than 12 months 3 Includes dividends and interest for Wealth Management US only (CHF million) (CHF billion) 543 551 498 840 935 834 1 Non-recurring income 3 Recurring income Pre-tax profit Pre-tax profit adjusted for restructuring and 3Q10 provision related to an arbitration matter

Global Asset Management Lower management fees due to adverse impact of the strengthening of the Swiss franc on invested assets Reduced costs due to the strengthening of the Swiss franc and lower personnel expenses Net new money: CHF 1.5 billion net inflows from third parties were offset by CHF 1.4 billion net outflows from UBS WM channels Excluding money market funds, NNM was positive CHF 3.9 billion as equities, fixed income and A&Q all recorded positive NNM (CHF million) Net new money YTD (CHF billion) Stable earnings

Investment Bank – pre-tax performance 3Q10 vs. 2Q10

Own credit[1] losses and lower revenues partly offset by lower costs



(1,720)
(CHF million)
1,314
(982)
(461)
(834)
(56)
74
506
34
(406)
2Q10 pre-tax performance
Own credit 1
Equities revenues
FICC revenues
Investment Banking revenues
Credit losses
Personnel expenses
Non-personnel expenses
3Q10 pre-tax performance

- Improved contributions from credit, emerging markets, advisory and DCM were more than offset by weaker performances in FX, rates, equity derivatives and cash equities
- Own credit[1] charge of CHF 387 million in 3Q10 vs. CHF 595 million gain in 2Q10 resulting in CHF 982 million movement
- Personnel costs reduced on lower revenues

UBS

1 Own credit on financial liabilities designated at fair value through profit or loss

15

Investment Bank - 3Q10 market environment & risk profile Gross impaired lending portfolio further decreased, primarily due to the sale of a legacy restructured leveraged finance position without incurring incremental costs Trading risk increased moderately, reverting to more normalized levels Average 1-day 95% management VaR increased to CHF 58 million in 3Q10, primarily due to an increase in credit spread and interest rate risk Decrease in diversification effect also contributed to the increase in VaR UBS's VaR model uses a five-year historical time series and therefore still factors in the impact of the crisis We achieved further reductions in our residual risk positions Currency volatility (CVIX)1 Equity volatility (VIX)1 NYSE volume1 1Q10 2Q10 3Q10 1Q10 2Q10 3Q10 1Q10 2Q10 3Q10 1 Source: Bloomberg 3Q10 was characterized by low client activity levels, particularly in equities and FX

Equities revenues Cash: decrease in investor activity and reduced market volumes resulted in lower commission income Derivatives: Derivatives revenues declined due to lower volumes and limited client flow Equity linked revenues increased, reflecting improved valuations as market sentiment recovered Prime services: Prime brokerage revenues decreased due to reduced securities financing after a strong second quarter ETD revenues decreased due to lower commission income from a reduction in client volumes Reduced client activity and weak trading volumes (CHF million) 1 2Q10 revenues include CHF 61 million gains on the CBOE demutualization (of which CHF 47 million in "Other") 1

FICC revenues The combined revenues from credit, macro and emerging markets were CHF 996 million compared with CHF 1,200 million Macro: FX revenues were impacted by subdued market activity and tighter spreads Rates revenues decreased, partly due to markdowns of certain non-linear rates positions Credit: revenues increased due to strong performance in client solutions, improved client flow and higher spreads Emerging markets: gains were recorded across all regions as a result of greater client interest, particularly in local market debt Other: Residual risk positions continued to be reduced and contributed gains of CHF ~ 0.1 billion Losses of CHF 0.2 billion due to debit valuation adjustments on derivatives1 Improvement in credit and emerging markets offset by weaker macro revenues (CHF million) 1 Investment Bank total CHF 0.1 billion of negative debit valuation adjustments

Investment banking revenues Advisory: 44% increase in revenues on 9% reduced fee pool Capital markets: Fixed income revenues increased on the back of a pick-up in deal activity, offset by lower revenues from Equities Other: tightening of credit spreads led to mark- to-market losses on hedges against the loan book Global fee pool up 3% from 2Q10 and 4% from 3Q09 Overall UBS fee based market share1 increased compared with 2Q10 (3.8% from 3.5%) M&A: 4.4% (3.9%) ECM: 4.5% (3.9%) DCM: 3.7% (3.5%) Stronger advisory and DCM performance offset by lower ECM revenues 1 Source: Dealogic as of 1 October 2010 (CHF million)

Capital position Tier 1 capital ratio increased to 16.7% Core tier 1 capital ratio improved to 14.2% Risk-weighted assets up CHF 3.5 billion to CHF 208.3 billion FINMA leverage ratio 4.4% USD 1.5 billion hybrid tier 1 instrument redeemed on 1 October 2010 Effect of redemption reflected in 3Q10 numbers (CHF billion)

Appendix

Headcount Headcount up by 707 during 3Q10 Increase reflect selective hiring and annual hiring of graduates and apprentices 1 Treasury activities and other corporate items 1

Invested assets Wealth Management Wealth Management Americas1 Global Asset Management Retail & Corporate 1 Includes impact of certain retirement plan assets (positive impact of CHF 21 billion on invested assets and of CHF 0.7 billion on net new money). Refer to the "Wealth Management Americas" section of UBS's 3Q10 report for more information

Movements in IFRS equity

BIS regulatory capital (Basel II)

CHF billion	BIS RWA	Core tier 1 capital	Core tier 1 ratio	Tier 1 capital	Tier 1 ratio
30.6.10	204.8	26.7	13.0%	33.7	16.4%
Net P&L attributable to shareholders		1.7		1.7	
Own credit (not eligible for capital)		0.4		0.4	
FX / other		(0.2)[1]		(0.5)[2]	
Tier 1 hybrid redemption[3]		1.0		(0.5)	
RWA increase	3.5				
30.9.10	208.3	29.6[4]	14.2%	34.8[4]	16.7%

Public hybrid tier 1 instruments outstanding[5]

Amount	Issue date	Coupon rate	First call date
USD 500m	26.06.2001	7.247%	26.06.2011
EUR 995m	11.04.2008	8.836%	11.04.2013
EUR 995m	15.04.2005	4.280%	15.04.2015
USD 1,000m	12.05.2006	6.243%	12.05.2016
EUR 600m	21.12.2007	7.152%	21.12.2017

1 Includes a CHF 0.4 billion tax credit recorded in equity, CHF 0.1 billion due to net positive foreign currency effects, CHF (0.2) billion due to higher tier 1 deductions and CHF (0.5) billion due to higher own share deductions
2 Includes a CHF 0.4 billion tax credit recorded in equity, CHF (0.2) billion due to net negative foreign currency effects, CHF (0.2) billion due to higher tier 1 deductions and CHF (0.5) billion due to higher own share deductions
3 Reserve for the hybrid tier1 instrument redeemed on 1 October 2010
4 Includes deferred tax assets on net operating losses of CHF 8,345 million
5 Excludes USD 300 million floating rate Trust Preferred Securities

UBS

25

Asset funding - 30 September 2010 Assets Liabilities and equity Cash, balances with central banks and due from banks 61 Loans 302 Trading portfolio assets 246 Cash collateral on securities borrowed and reverse repurchase agreements 211 Other assets (incl. net RVs) 65 Due to banks 88 Customer deposits 392 Demand deposits 187 Fiduciary deposits 34 Time deposits 68 Retail savings / deposits 103 Trading portfolio liabilities 58 Money market paper issued 54 Total equity 53 Other liabilities 36 130% coverage CHF 122 billion collateral surplus Cash collateral on securities lent and repurchase agreements 89 Financial investments available- for-sale 75 Bonds and notes issued 190 Financial liabilities designated at fair value1 107 Held at amortized cost 83 CHF 90 billion surplus 1 Including compound debt instruments - OTC (CHF billion)

Balance sheet development 1 Including financial liabilities designated at fair value 2 Percentages based on total balance sheet size excluding negative replacement values (CHF billion) Total excl. PRVs CHF 943 billion Assets Liabilities and equity Total excl. NRVs CHF 961 billion (CHF billion) 1,2 2

Exposure[1] to monoline insurers, by rating

USD billion	Notional amount[3]	Fair value of underlying assets	Fair value of CDSs[4] prior to CVA	Credit valuation adjustment as of 30.9.10	Fair value of CDSs after CVA
Credit protection on US sub-prime RMBS CDOs[2]	**0.8**	**0.2**	**0.6**	**0.4**	**0.2**
of which: from monolines rated investment grade (BBB and above)	0.0	0.0	0.0	0.0	0.0
of which: from monolines rated sub-investment grade (BB and below)	0.8	0.2	0.6	0.4	0.2
Credit protection on other assets[2]	**11.3**	**8.8**	**2.5**[5]	**0.9**	**1.6**
of which: from monolines rated investment grade (BBB and above)	2.3	1.9	0.4	0.1	0.3
of which: from monolines rated sub-investment grade (BB and below)	9.0	6.9	2.1	0.8	1.3
Total 30.9.10	**12.1**	**9.0**	**3.1**	**1.3**	**1.8**
Total 30.6.10	**12.0**	**8.7**	**3.3**	**1.6**	**1.7**

- Based on fair values, 74% of the remaining assets were collateralized loan obligations, the vast majority of which were rated AA and above
- Continued improvement in the fair value of the underlying assets contributed to the reduction in CVA levels in combination with a general tightening of monoline credit spreads

1 Excludes the benefit of credit protection purchased from unrelated third parties
2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies
3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection
4 Credit default swaps (CDSs)
5 Includes USD 5.7 billion (CHF 5.6 billion) at fair value / USD 5.7 billion (CHF 5.6 billion) at carrying value of assets that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008. Refer to "Note 12 Reclassification of financial assets" in the "Financial information" section of UBS's 3Q10 report for more information

UBS

28

Student loan auction rate securities USD million US student loan auction rate securities Carrying value as of 30.6.10 8,117 1 Includes USD 4.7 billion (CHF 4.6 billion) at carrying value of student loan ARS that were reclassified to "Loans and receivables" from "Held for trading" in fourth quarter 2008. Refer to "Note 12 Reclassification of financial assets" in the "Financial information" section of UBS's 3Q10 report for more information Carrying value as of 30.9.10 10,7691 Inventory Inventory + buyback commitment 1Q09 - 3Q10 (USD billion) Par value of maximum required purchase as of 30.9.10 103 Par value of maximum required purchase as of 30.6.10 3,239 Client holdings Over 95% of remaining client holdings subject to the repurchase commitment repurchased in 3Q10

Reclassified assets 30.9.10, CHF billion Monoline protected assets US student loan and municipal auction rate securities US reference linked notes CMBS / CRE (excl. interest-only strips) Leveraged finance 5.6 5.0 0.6 0.5 0.4 0.8 Ratio of carrying to notional value 87% 89% 83% 86% 75% 84% Carrying value 5.6 4.7 0.7 0.4 0.5 0.8 Fair value 6.5 5.6 0.8 0.5 0.6 1.0 Notional value Other assets CMBS interest-only strips Total (excl. CMBS interest-only strips) 0.4 12.9 13.3 87% 0.4 12.7 13.1 15.0 Total reclassified assets 15.0

Sovereign exposures to selected European countries Our gross sovereign exposures to Greece, Ireland, Portugal and Spain are immaterial, and our gross sovereign exposure to Italy, while larger, is commensurate with its rating and the size of its economy On a net basis, our sovereign exposures to these countries are insignificant individually and in aggregate

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber Name: Louis Eber
Title Group Managing Director

By:	/s/ Sarah M. Starkweather Name: Sarah M. Starkweather
Title Director
Date: October 26, 2010